May 29, 2025

Ketan Seth
Chief Executive Officer
Blue Acquisition Corp/Cayman
1601 Anita Lane
Newport Beach, CA 92660

       Re: Blue Acquisition Corp/Cayman
           Registration Statement on Form S-1
           Filed May 14, 2025
           File No. 333-287281
Dear Ketan Seth:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2025 letter.

Registration Statement on Form S-1
Cover Page

1. We note your revision to page 8. Please revise your disclosure on you cover page to address the dilutive impact of raising additional funds. We also note your disclosure on page 19, that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of initial shareholders at 26% of issued and outstanding ordinary shares. Please revise disclosure on your cover page to address this potential adjustment to the number of Class B shares held by the sponsor and its affiliates.
Proposed Business
Our Management Team and Board of Directors, page 104

2.     We note you have added disclosure regarding the experience of General
Wesley
       Clark. We note your disclosure that he served on the board of ImmunityBio, Inc.
 May 29, 2025
Page 2

       "from February 2021 until March 9, 2021" and "since March 2021." It appears that your references to ImmunityBio, Inc. are to the same entity. Please advise or revise your disclosure as appropriate to clarify. Further, we note your disclosure on page 105 regarding the prior SPAC experience of both Wesley Clark and Nadim
Qureshi.
       Please revise to briefly address those entities in their business experience disclosures as appropriate. Please revise your disclosure here and on pages 4 and
136. Please refer
       to Item 401(e) of Regulation S-K.
Prior SPAC Experience, page 105

3. We note your response to prior comment 5. Please revise your disclosure to clarify the number of times each prior SPAC has sought to extend the time to complete a business, the amount of time for each extension, and disclose the redemptions levels in connection with each extension. See Item 1603(a)(3) of Regulation S-K Management
Special Advisors, page 137

4. Please revise your disclosure regarding your special advisors to comply with Item
       401(c) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Lijia Sanchez, Esq.